December 8, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. H. Christopher Owings

Re:	U.S. Auto Parts Network, Inc.

Registration Statement on Form S-1 (File No. 333-138379)

Dear Mr. Owings:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 27, 2006 (the “SEC Comment Letter”) regarding Registration Statement on Form S-1 (File No. 333-138379) filed by U.S. Auto Parts Network, Inc. (the “Registration Statement”). Concurrently herewith, U.S. Auto Parts Network, Inc. (the “Company” or “U.S. Auto Parts”) is filing with the Commission Amendment No. 1 (the “Amendment”) to the Registration Statement. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the Company’s previous filing.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. Capitalized terms not otherwise defined herein have the meanings given to them in the Amendment.

*****

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Company acknowledges the Staff’s comments and will file an amendment to the Registration Statement, which includes all necessary information, when the information becomes available, with sufficient time for the Staff to review the Company’s disclosures prior to any distribution of preliminary prospectuses.

2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

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December 8, 2006

Response: The Company will provide the Commission with all gatefold information, including pictures, graphics or artwork that will be used in the prospectus, as soon as they have been finalized.

3. Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response: The Company acknowledges the Staff’s comments and is filing certain of these exhibits with the Amendment. The Company will file any remaining exhibits with the next amendment or as soon as possible after the documents have been finalized.

Front Cover of Prospectus

4. We note that you have listed four underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the four underwriters listed on the cover page are the co-managing underwriters.

Table of Contents

5. Please move the second through fourth paragraphs below the table of contents to another part of the prospectus. The forepart of the prospectus should be limited to the cover page, table of contents, summary, and the risk factor section.

Response: The Company acknowledges the Staff’s comments and has moved some of the information to another part of the prospectus as appropriate, but the Company respectfully submits that the remaining paragraphs contain general statements that relate to the entire prospectus. As such, the Company believes that the most appropriate place for such disclosure is beneath the table of contents, at the beginning of the prospectus, rather than in a particular section of the prospectus.

6. In the second paragraph below the table of contents, the second sentence, you state “that the accuracy and completeness of the information are not guaranteed” and in the last sentence of the paragraph, you state that you “have not independently verified the information.” Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete these statements.

Response: The Company has revised the Registration Statement to delete the sentence regarding the accuracy and completeness of the market data and industry forecasts and projections as well as the sentence relating to independent verification.

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December 8, 2006

Prospectus Summary, page 1

7. We note your statement that the prospectus summary is not complete and might not contain all the information that an investor should consider. However, the prospectus summary should highlight all material information for an investor. Please revise your disclosure language accordingly.

Response: The Company acknowledges the Staff’s comments and has revised the Registration Statement to delete the statement that the summary is not complete, but respectfully submits that, although the summary provides an overview of the key aspects of the offering as required by Item 503 of Regulation S-K, the Company believes that it is appropriate to refer investors to the more detailed information contained in the rest of the prospectus, which the investor will likely wish to consider in making his investment decision.

8. As currently drafted, the summary section is too long. Also, much of the summary as currently drafted simply repeats disclosure in your business discussion. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider deleting the subsections entitled “Our Solution” on page 2 and “Our Growth Strategy” on page 3. This disclosure is too detailed for the summary and is more appropriate for your business discussion. To further balance your summary, you should provide disclosure of net sales and other financial metrics for the prior year and prior period.

Response: In accordance with the Staff’s comments, the Company has made a number of revisions to shorten the length of the summary, reduce repetition and include additional disclosure regarding net sales and other financial metrics. The Company believes that, with the revisions that have been made, the summary provides a brief overview of the material aspects of the offering and relevant information regarding the Company and its business. The Company believes that the advantages and benefits offered by the Company and the Company’s strategy to grow and strengthen its business are important aspects of the offering and, as such, has included short descriptions of such information under “Our Solution” and “Our Growth Strategy”, which summarize the more extensive discussions in the “Business” section.

9. We note your references to studies published by the Automotive Aftermarket Industry Association and Forrester Research. Please provide copies of these studies to us, appropriately marked and dated. Confirm for us in your response letter that these documents are publicly available. To the extent that any of these reports have been prepared specifically for you, please file consents from any third party.

Response: We are supplementally providing via Federal Express a copy of the studies published by the Automotive Aftermarket Industry Association and Forrester Research,

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marked to indicate the sections which are referenced, as well as copies of the industry statistics mentioned in the “Industry Background” section of the Registration Statement. The Company confirms that the studies are publicly available (upon payment of any applicable fees) and were not prepared specifically for the Company.

Summary Consolidated Financial Data, page 7

10. With a view towards transparency of the unaudited pro forma adjustments please cross reference footnote one of the pro forma combined statement of operations. We refer you to page 36. See Item 301(b)(2) of Regulation S-K.

Response: The Company has revised footnote one to the Summary Consolidated Financial Data section in the Registration Statement to include a cross reference to the pro forma combined statement of operations.

Risk Factors, page 9

11. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	If our fulfillment operations are interrupted for any significant period…, page 14

•	Future acquisitions could disrupt our business…, 16

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Response: The Company has made a number of revisions to the “Risk Factors” section in accordance with the Staff’s comments. Please see the deletions and revisions on pages 13, 15, 16 and 17 of the Amendment. Although certain of the risks that the Company faces may also adversely affect other similarly situated companies or other companies in the industry, the Company believes that a risk need not be uniquely applicable to the Company to be material and that, as revised, the section appropriately reflects the risks that the Company believes to be material to its business and this offering. For instance, the Company believes that the risk that the Company’s business may be harmed if its fulfillment operations are interrupted is significant to the Company because the Company’s business depends on the prompt processing and delivery of orders. Any significant disruption in such operations could have a substantial adverse effect on the Company’s business and financial results.

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December 8, 2006

We are dependent upon relationships with suppliers in Taiwan…, page 10

12. We note the use of language that mitigates the risk discussed in this risk factor. Please remove the mitigating language from all of your factor factors.

Response: The Company has revised the disclosure in accordance with the Staff’s comments to remove mitigating language from the risk factors.

Challenges by OEMs to the validity of aftermarket auto parts…, page 15

13. Please quantify the percentage of parts that may be affected by the Ford Global Technologies, LLC litigation.

Response: As indicated in the Registration Statement, to date, sales of the affected parts by the Company have been minimal. For the year ended December 31, 2005, purchases by the Company of the affected parts accounted for approximately 0.15% of the total product purchases by the Company, based on the prices paid by the Company for products. The title of this risk factor has been revised to reflect that the primary risk in this instance is that similar suits by other OEMs could damage the viability of the aftermarket industry.

Future acquisitions could disrupt our business…, page 16

14. Please revise to discuss any past difficulties that you have had integrating prior acquisitions.

Response: The Company has revised this disclosure in accordance with the Staff’s comments.

The United States government may substantially increase border controls…, page 21

15. Please quantify the percentage of your product sales attributable to Kool-Vue mirrors.

Response: The Company has revised the disclosure to delete the reference to Kool-Vue mirrors since the Kool-Vue mirror line represents only a portion of the Company’s products sourced internationally and, accordingly, did not add to the understanding of the purpose of this risk factor.

Our charter documents could deter a takeover effort…, page 25

16. Please describe briefly the provisions in your charter that could deter a takeover effort.

Response: The Company has revised the disclosure in the Registration Statement in accordance with the Staff’s comments.

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December 8, 2006

Capitalization, page 29

17. Capitalization generally includes long-term debt, stock and retained earnings. Please revise to delete cash and cash equivalents from your tabular presentation or revise to explain the basis for presentation. We refer you to page 36.

Response: The Company has revised the presentation on page 28 of the Amendment to add double underlines after the cash and cash equivalent line in order to separate such disclosure from the balance of the table. The Company respectfully submits that the information regarding cash and cash equivalents provides important insights to investors into the Company’s capitalization and liquidity.

Unaudited Pro Forma Combined Statement of Operations, page 36

18. Please disclose the impact excluding TBP Real Estate LLC from Partsbin has on both the financial position and results of operations. Alternatively, please disclose that TBP Real Estate LLC was insignificant to Partsbin.

Response: The Company confirms that TBP Real Estate LLC was insignificant to Partsbin and has revised the disclosure in the Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results…, page 39

19. You state that you are “a leading online provider of aftermarket auto parts, including body parts, performance parts and accessories.” However, you have not indicated whether the source of this information is based upon management’s belief, industry data, reports, articles, or any other source. If this statement, or any other statement throughout your document, is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of that belief. If the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

Response: The Company believes it is “a leading online provider of aftermarket auto parts” based on the breadth and depth of its operations, including its sales revenues, number of products offered, size of operations and customer base relative to its competitors. The Company currently has over 400 employees in several locations, with net sales of more than $100 million for the nine months ended September 30, 2006, on a pro forma basis. The Company offers more than 550,000 SKUs and has a highly trained customer service department. The Company is not aware of any publicly-traded online provider of aftermarket auto parts with substantially similar breadth and depth of offerings. The Company’s competitors include privately-held companies for which public information is extremely limited. The Company respectfully submits, however, that based on its experience and review of the industry as well as discussions with its suppliers, these private companies are often small, local or regional businesses with few employees and limited product offerings.

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December 8, 2006

20. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that you have experienced declining margins. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

Pursuant to the Staff’s request, the Company has revised the disclosure on pages 45 and 47 of the Amendment to provide additional information regarding known trends and uncertainties, and has added disclosure on page 53 to address the variability and quality of the Company’s earnings and cash flows, as well as certain other factors and risks that may impact the Company’s operating results from time to time. Because the Company recently completed the Partsbin acquisition, it is not able to ascertain with certainty whether the Company’s recent performance will be indicative of its future performance due to the Company’s limited history operating as a combined company.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2006, page 45

21. Please disclose whether the statistics for e-commerce orders include orders coming from affiliated websites, telephony or any channels other than your websites, as applicable. If so, please include a statistical discussion of these other channels, to the extent they are materially significant, for the comparative periods presented. Alternatively disclose the other methods are presently insignificant or that there are no other methods presently being used to receive orders, as applicable.

Response: E-commerce orders include orders placed directly on the Company’s websites as well as orders placed telephonically with one of the Company’s sales agents. The Company almost exclusively markets its products online and, as such, the Company believes that the vast majority of its inbound calls are a result of Internet based activity on behalf of the Company’s customers. Accordingly, it is important to emphasize that all such activities relate to one channel and the phone is only a mechanism used to execute the sale. In

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addition, a statistical discussion of e-commerce orders placed using the phone is not possible as the Company does not track orders by these different order placement methods and it would be extremely burdensome for it to determine this information. Given these facts, the Company respectfully did not reflect any changes in the Registration Statement. There are no other methods presently being used to receive orders.

22. Assuming that the discussion of the online marketplace, e-commerce and wholesale channels is materially important to an understanding of your business, please include a discussion that explains the nature of and the distinctions between these channels or lines of business. Also please include monetary results and the changes in percentage terms for all three channels in each comparative period. For example, on page 45 you disclose net sales for the online business increased 119.8% and disclose no monetary results or ratios for e-commerce and wholesale channels. Further, on page 48 you disclose the online marketplace generated $10.3 million in net sales; e-commerce generated $34.9 million and are silent with respect to the wholesale channel. Please expand your discussion of net sales to take into account all of the meaningful changes in your business for the comparative periods.

Response: The Company believes that the discussion of online marketplaces, e-commerce and wholesale as separate methods of distribution is relevant to an understanding of its business and has explained the nature of these channels and the distinction between them on page 39. The Company has included all of the meaningful changes in these channels under the “Net Sales” section beginning on page 44.

Marketing Expense, page 46

23. Please tell us if sales commissions are being paid to employees, customers, resellers or some other parties, as applicable. Tell us how commissions are earned. For example, tell us if commissions are paid on the basis of a single purchase, a cumulative level of purchases, by remaining a customer for a prescribed period, or otherwise. Tell us if it is paid strictly in cash or another form of consideration and whether you receive any other identifiable benefits from these purchasers that you also receive from them when a sale does not take place. In your response please tell us the amount of commissions included in marketing expense for the annual and interim periods presented.

Response: The Company pays sales commissions to employees. Commissions are earned based on cumulative monthly sales and are calculated as a percentage of sales. The Company does not pay commissions to customers, resellers or other parties, and no identifiable benefits (other than the purchase price for products upon a sale of such products) are received from purchasers when a sale does or does not take place. The Company incurred commission expense in the aggregate amounts of $190,000 and $423,000 for the years ended December 31, 2004 and 2005, respectively, and $514,000 and $326,000 for the nine months ended September 30, 2005 and 2006, respectively. Commissions are paid via employee payroll disbursements.

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Contractual Obligations, page 55

24. Please revise your filing to address any significant changes in obligations during the interim period and that you expect to occur, assuming completion of the offering, in a narrative following the table. See Instructions to Paragraph (b) of Item 303 of Regulation S-K.

Response: The Company has revised the disclosure in the Registration Statement in accordance with the Staff’s comments.

Change in Accountants, page 56

25. Please revise your disclosure to state whether the former independent accountants resigned, declined to stand for re-election or were dismissed. See Item 304(a)(1)(i) of Regulation S-K.

Response: The Company has revised the disclosure in the Registration Statement to indicate that it dismissed its former independent accountants.

Internal Controls Over Financial Reporting, page 57

26. We note in your risk factors that your auditors have identified certain significant deficiencies in your internal control over financial reporting. Please disclose the deficiencies and your efforts to correct these deficiencies.

Response: The Company has revised its disclosure in the Registration Statement in accordance with the Staff’s comments.

Our Proprietary Catalog, page 64

27. We note your discussion of your proprietary product database. If applicable, please expand your discussion to include any intellectual property protection for your database. In this regard, please discuss the importance and duration of all material patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

Response: The Company relies on a combination of trade secret protection and confidentiality and/or non-disclosure agreements with employees, customers, partners and others to protect its database, and does not believe that a discussion of these types of protections with respect to the database is merited. In addition, although the Company has registered certain trademarks, including U.S. Auto Parts®, U.S. Auto Parts Network® and PartsTrain®, such trademarks are not material to the protection of the database. The Company does not own any patents or material licenses.

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Suppliers, page 65

28. Please revise your disclosure to discuss the material terms of any material contracts with your principal suppliers or manufacturers. If you do not have written contracts with your major suppliers please disclose that fact here. Also, if written, please file the material contracts as exhibits. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure in the Registration Statement in accordance with the Staff’s comments.

International Operations, page 66

29. We note that you have operations in the Philippines and India and that you rely on manufacturers in Taiwan and China. Please describe any material governmental regulations or restrictions that affect your business. Also describe the impact of foreign currency exchange fluctuations on your business.

Response: The Company does not believe it faces any governmental regulations or restrictions relating to its international operations that are material to the Company’s business. In addition, to date, foreign currency exchange fluctuations have not been material to the Company’s operations, and the Company has described the impact of such fluctuations on page 55 of the Amendment, where the disclosure seems most appropriate.

Management, page 70

30. Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulations S-K.

Response: The Company has revised the disclosure in the Registration Statement in accordance with the Staff’s comments. Please see page 71 of the Amendment.

Related Party Transactions, page 77

31. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

Response: The Company has revised the disclosure on page 76 of the Amendment in accordance with the Staff’s comments, and confirms that it will file all written related party contracts that are required to be filed as exhibits pursuant to Item 601 of Regulation S-K.

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Principal Stockholders, page 80

32. Please revise to provide the information in the beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-K.

Response: The Company has updated the information in the table in accordance with the Staff’s comments. Please see page 79 of the Amendment.

33. Please disclose the person that has the voting or investment control over the shares held by Oak Investment Partners XI, L.P. Please see I.60 of the Division of Corporation Finance’s Manual of Telephone Interpretations Manual (July 1997) and 4S of the Regulation S-K section of March 1999 supplement to the manual.

Response: The Company has revised the disclosure on page 79 of the Amendment in accordance with the Staff’s comments.

Description of Capital Stock, page 82

34. You state that any shares of common stock that are offered under the prospectus will be fully paid and non-assessable. This is a legal conclusion that only the registrant’s counsel may make. Please revise to clarify, if true, that this is counsel’s conclusion. You should also identify counsel and refer readers to the legality opinion.

Response: The Company has deleted the reference to “fully-paid and non-assessable” on page 81 of the Amendment.

Index to Consolidated Combined Financial Statements, page F-1

U.S. Auto Parts Network, Inc. and Subsidiaries

Consolidated Balance Sheets, page F-4

35. Please tell us why you determined the convertible preferred stock is classified as permanent equity. In your response please include your consideration that the preferred stock will convert into common stock at the initial public offering and the impact of demand registration rights of preferred shareholders. Please describe the available settlement alternatives, the party that controls the alternatives and penalties in the event you are not able to deliver registered common shares. Please include the applicable accounting literature to support your conclusion.

Response: The convertible preferred stock is classified as permanent equity because the stock is not redeemable or mandatorily redeemable. We have considered the accounting guidance in both Accounting Series Release (ASR) 268 and Topic D-98 (Topic: Classification and Measurement of Redeemable Securities) and concluded that the convertible preferred stock should be classified as permanent equity.

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Accounting Series Release (ASR) 268 amended Regulation S-X to modify the financial statement presentation of preferred stock subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. The rules do not impact reporting practices of registrants not having such securities outstanding. Since the Company’s preferred stock is not mandatorily redeemable and there are no redemption features, ASR 268 does not require that we present the equity as temporary.

Although the holders of the preferred stock are entitled to demand registration rights, they are not entitled to liquidated damages, nor is the Company subject to any penalties, if the Company does not register the shares. There are no other available settlement alternatives and no penalties in the event the Company is not able to deliver registered common shares.

36. Please tell us what consideration you gave to classifying the non-current portion of notes payable as current liabilities. We note you disclose that debt holders require the notes to be paid with the proceeds from this initial public offering which may reasonably occur within one year of the balance sheet date. Please advise or revise your balance sheet, as applicable. See EITF D-61.

Response: The Company classified the non-current portion of notes payable as non-current liabilities based on the terms of the loan agreements. Although EITF D-61, Classification by the Issuer of Redeemable Instruments That Are Subject to Remarketing Agreements, states that debt with long-term maturities where the debt holder may redeem or put the debt on short notice (which is true in the event a qualified IPO occurs) should be classified as short-term, the IPO is not a certainty and if it does not take place, the debt would remain non-current. The AICPA valuation guide (Valuation of Privately-Held-Company Equity Securities issued as Compensation) discusses the fact that “an IPO date cannot be determined with certainty.” The IPO is the Company’s current plan, but not the Company’s obligation. There are many things outside of the Company’s control including the strength of the market, pricing, the state of the industry, the economy, etc. that could cause the IPO to not occur. Accordingly, the Company determined that non-current classification is appropriate.

37. Please tell us how you have complied with the requirements of SAB Topic 1.B.3 as it relates to the $51.7 million distribution to stockholders.

Response: The distribution in the amount of $51.7 million that was paid to the common stockholders of the Company was not a typical dividend. This distribution related solely to the recapitalization that occurred on March 3, 2006 and not to the initial public offering. The Company gave careful consideration to SAB Topic 1.B.3 and, additionally, has summarized the recapitalization in a separate note to the financial statements (see Note 5). Therefore, the Company has determined that SAB Topic 1.B.3 does not apply to such a distribution.

Consolidated Statements of Income, page F-5

38. Please tell us why the common stock and common stock equivalents issued subsequent to December 31, 2005 are not considered nominal issuances and adjusted retroactively in earnings per share for all historical periods presented. See SAB Topic 4D. Please include the convertible preferred stock in your consideration.

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Response: The Company does not have any nominal issuances (i.e., securities issued at less than fair value on the issuance date). All common stock and common stock equivalents (including our preferred stock) were issued at fair value on the issuance date. Therefore, the requirement to retroactively treat issuances of common stock and common stock equivalents in a manner similar to a stock split or stock dividend when calculating EPS is not applicable, and historical EPS should be presented in conformity with SFAS No. 128, Earnings Per Share, as was presented. Please see the schedule in the Company’s response to Comment No. 44 which summarizes the issuance dates, units issued and the issuance or exercise prices for common stock, convertible preferred stock, stock options, warrants, calculated fair values and how fair value was determined.

Consolidated Statements of Cash Flows, page F-7

39. Please advise or revise your supplemental non-cash disclosure to present the value for the common shares issued in connection with the acquisition of Partsbin. See paragraph 32 of SFAS No. 95.

Response: The Company has revised the disclosure on page F-7 in accordance with the Staff’s comments.

Notes to Consolidated Financial Statements, page F-8

Note 1. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-12

40. Please revise to clarify when revenue is recognized for product sales. Your first sentence of the first paragraph states revenue is recognized when delivery has occurred. The third paragraph states revenue is recorded when the products are shipped.

Response: The Company recognizes revenue according to its shipping terms, which are F.O.B. shipping point. The Company transfers title and risk of loss to its customers when it delivers inventory to the common carrier or when inventory is delivered by the Company’s third-party vendor to the common carrier. At the point of delivery to the common carrier, revenue is recognized. In accordance with the Staff’s comments, the Company has revised the Registration Statement to clarify the language on page F-12 and F-13 regarding when revenue is recognized for product sales. Please also see the responses to Comments Nos. 41 and 46.

41. Please tell us if you report sales of drop ship transactions on a gross basis and how you satisfy the gross reporting criteria in EITF 99-19, if applicable. Specifically tell us when both title and risk of loss pass from the parts distributor or manufacturer to

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the customer for these sales. Your disclosure indicates you recognize revenue at the point of shipment or delivery to the carrier. We would assume that if both title and risk of loss pass at “the point of delivery to the carrier” you may be precluded from a gross presentation for these shipping transactions.

Response: The Company gave careful consideration to EITF 99-19, Reporting Revenue as a Principal versus Net as an Agent. Based upon the considerations below, the Company believes gross presentation is appropriate for net sales. Each indicator as it relates to the Company is addressed below:

Indicators of Gross Revenue Reporting

1.	The company is the primary obligor in the arrangement. The Company is the primary obligor as it is ultimately responsible for order fulfillment and has the vendor/customer relationship with the associated risks and rewards as a principal in the transaction. When the customer places an order, the Company’s third-party vendor is unknown to the customer. The Company is responsible for ensuring the order is fulfilled, either from its own warehouse or from one of its third-party vendors. The Company often has multiple supply sources to fulfill each order. In addition, the fact that the Company is responsible for collecting the receivable from the customer and paying the third-party vendor at a later date, regardless of collection from its customers, is another indication that the Company is the primary obligor.

2.	The company has general inventory risk (before customer order is placed or upon customer return.) The Company has inventory risk upon customer return. Although the Company does not have inventory risk on the drop-shipped products prior to when the order is placed, the risk exists once the order has been delivered to the common carrier. For sales in which product is drop-shipped, the Company takes title to the product from the vendor according to F.O.B. shipping terms and the Company then transfers that risk onto the customer upon delivery to the common carrier. The Company takes title once again when goods are returned by the customer (back-end inventory risk) since the customer has the right to return inventory to the Company, not the third-party vendor. The Company credits the customer for any authorized return, not the third-party vendor.

3.	The company has latitude in establishing price. The Company has the freedom to establish prices. Irrespective of the ultimate vendor, the Company sets prices for its products based on its internal pricing strategy. No set margin is agreed upon with its third-party vendors. The Company’s third-party vendors are generally unaware of the prices that the Company charges its customers.

4.	The company changes the product or performs part of the service. The Company only sells finished goods and, therefore, changes to the product are not required.

5.	The company has discretion in supplier selection. The Company generally has multiple suppliers for many parts and is able to select the supplier based on its developed criteria.

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6.	The company is involved in the determination of product or service specifications. Due to the nature of its products, the Company is not involved in the determination of product or service specifications.

7.	The company has physical loss inventory risk (after customer order or during shipping.) The Company has physical loss inventory risk due to the fact that its shipping terms with its third-party vendors are F.O.B. shipping point, which indicates that the risk of loss transfers to the Company once goods are delivered to the common carrier. The Company then transfers this risk to the customer.

8.	The company has credit risk. Since the Company collects the sales price from the customer (generally via credit card) at the point an order is placed, which is prior to final delivery of the product to the customer, no credit risk exists. However, when a customer requests a “chargeback” from a credit card provider, the Company bears the burden and does not recover such amounts from the third-party vendor and therefore, the company does incur a credit risk.

Indicators of Net Revenue Reporting

1.	The supplier (not the company) is the primary obligor in the arrangement. As previously indicated, the Company is the primary obligor.

2.	The amount the company earns is fixed. The amount the Company earns is not fixed. The Company has the freedom to establish prices and no fixed price arrangements exist with its suppliers. Irrespective of the third-party vendor, the Company sets prices for its products. No set margin is agreed upon with the Company’s third-party vendors and such third-party vendors are generally unaware of the ultimate sales price.

3.	The supplier (and not the company) has credit risk. The suppliers do not have credit risk. The Company has the obligation to pay the vendor regardless of payment by the customer to the Company. The vendor has no involvement in collection and settlement of amounts from customers.

In summary, the Company is the primary obligor in the arrangement, has the primary customer relationship, bears general inventory risk and risk of inventory loss, has latitude in establishing prices and has discretion in supplier selection. All of these facts supports the Company’s treatment of revenue recognized as gross instead of net. In addition, the Company does not perform any services, nor does it receive compensation on a basis that would indicate that the Company operates as an agent or broker.

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December 8, 2006

Segment Data, page F-17

42. Based on management’s discussion and analysis, it appears you have multiple distribution methods, the online marketplace, e-commerce and wholesale channels. In consideration of these different distribution methods, please tell us how you determined you operate in one reportable segment. Tell us the operating segments that management identified and the basis for aggregating these segments into one reportable segment, as applicable. We would expect operating segments with different distribution methods to be separate reportable segments unless they did not meet the prescribed quantitative thresholds in paragraph 17 of SFAS No. 131. Also, please advise or revise your disclosure to include the geographic information required and revenues by product category referred to in paragraphs 38 and 37 of SFAS No. 131, respectively.

Response: The Company gave careful consideration to SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). SFAS 131 requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers. According to paragraph 10 of SFAS 131, “an operating segment is a component of an enterprise, a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.”

In applying the guidance of SFAS 131, the Company assessed the above criteria in order to determine if segment reporting is required. It determined that its sales channels of e-commerce, online marketplaces and wholesale are categories that do engage in business activities from which it earns revenues and incurs expenses. However, the financial information reviewed by the CODM does not include sufficient detail to make decisions as it excludes an appropriate measure of profit or loss such that performance measurement is not possible. The CODM does not receive discrete financial information related to these sales channels on a regular basis in order to make decisions about resources to be allocated and to assess their performance. The Company does not have separate divisions, allocated resources, and separate managers responsible for these categories or separate locations affiliated with these sales channels. In addition, assets have not been allocated to discrete distribution channels.

In applying paragraphs 10 – 15 of SFAS 131, the Company has determined that it operates in one reportable business segment that sells aftermarket automotive parts to consumers. Paragraphs 17 and 18 of SFAS 131 do not apply as aggregation is not applicable when only a single segment exists and quantitative thresholds cannot be calculated. The similarity among the Company’s sales channels is further evidence that they do not constitute reportable segments. They encompass similar economic characteristics generally, including the

Securities and Exchange Commission

December 8, 2006

nature of the products sold, the nature of the production process, and similar types of customers. In response to paragraphs 37 and 38 of SFAS 131, geographic information is immaterial to the Company’s operations and information about products is impracticable to disclose.

Note 5. Series A Convertible Preferred Stock and Stockholders’ Equity, page F-20

43. We note references to parts of transactions comprising the recapitalization throughout management’s discussion and analysis of financial condition and results of operations and the financial statements such as the sale of the preferred stock disclosed in this note. Please expand the notes to the financial statements to provide a complete discussion of the recapitalization that includes disclosure summarizing all of the transactions involved and the impact on the financial statements.

Response: The Company has revised the disclosure on page F-20 to include a note to the financial statements (Note 5) summarizing the recapitalization.

44. Please provide us a schedule listing the issuance dates, units issued and the issuance or exercise prices for common stock, convertible preferred stock and stock options. Please also provide the estimated fair values for the underlying shares of common stock for options issued including any objective evidence and analysis that supports your determination of the fair value at each issuance or grant date. Please be prepared to justify any differences between option exercise prices and the initial public offering price range(s). Please note that we are deferring any final evaluation of stock compensation until we have reviewed your response and your current proposed offering range.

Response: The Company has issued the following securities:

Issuance Date	Type	Event	Units Issued	Exercise/ Strike Price	Fair Value		Black- Scholes Value

03/01/06	Stock Options	03/01/06 Option	70,400	$4.26	$4.07	a	$1.22
03/03/06	Preferred Stock	03/03/06 Recapitalization	11,055,425	$4.07	$4.07	b
03/03/06	Warrants	03/03/06 Recapitalization	110,554	$4.07	$4.07	b	$0.88
03/28/06	Stock Options	03/28/06 Options	1,585,340	$4.07	$4.07	b	$1.30
05/19/06	Common Stock	05/19/06 Partsbin Acquisition	3,305,529	$6.05	$6.05	c
05/22/06	Warrants	05/22/06 East West Bank Warrants	30,000	$5.50	$5.45	d	$1.16
05/22/06	Stock Options	05/22/06 Options	2,210,000	$5.50	$5.45	d	$1.74
05/30/06	Common Stock	05/30/06 Issuance	27,272	$5.50	$5.45	d
06/06/06	Stock Options	06/06/06 Options	182,000	$5.50	$5.45	d	$1.49
11/28/06	Stock Options	11/28/06 Options	738,100	$7.01	$7.01	e

Securities and Exchange Commission

December 8, 2006

Explanation and Evidence of Fair Value

a	The Company’s stock option plan was established on this date. The strike price was estimated to be fair value and ultimately the fair value of the option was determined in connection with the preferred stock transaction which occurred two days later.

b	Third-party recapitalization event, whereby the Company issued preferred stock at this price. The preferred stock is convertible on a one-to one basis and the rights and privileges enjoyed by the preferred stockholders (other than liquidation preferences) are not significantly different from those enjoyed by common stockholders. Accordingly, the fair value of the common stock was determined to be the same as the preferred stock on that date.

c	Third-party acquisition, whereby common stock was issued at this price.

d	Third-party valuation of common stock, on a post-transaction basis, which was based upon the price of the common stock issued in the acquisition, less the value of new debt acquired to fund the acquisition.

e	Current estimate of fair value within the IPO.

Note 11. Recent Acquisition, page F-31

45. Please advise or revise your amended registration statement to identify and include the consent of the third party that assisted management in allocating the purchase price. We note you disclose receiving assistance from a third party valuation expert. Please also identify and include the consent of the third party that assisted management in establishing the fair value of software disclosed on page F-18. See Rule 436 of Regulation C.

Response: The Company gave careful consideration to Rule 436 of Regulation C and removed the reference to a third-party valuation expert on pages F-18 and F-31.

All OEM Parts, Inc. and Affiliates

Note 1. Summary of Significant Accounting Policies and Nature of Operations, page F-39

Revenue Recognition, page F-40

46. Please revise to clarify when you recognize revenue. You disclose that revenue is recognized when the product is shipped to the customer and when the product is received by the customer. Please tell us and revise your disclosures to include whether your stated shipping terms are FOB shipping point pursuant to your sales agreements with customers. Please also tell us and disclose when title passes to the customer and explain to us your return policy. If your sales agreements do not specify when title passes, please explain to use why revenue recognition is appropriate upon shipment rather than upon delivery to and acceptance by the customer. Refer to SAB 104. We refer you to page 36.

Securities and Exchange Commission

December 8, 2006

Response: Revenue was recognized by All OEM Parts, i.e., Partsbin, when the product was received by the customer. Please see revised disclosure on page F-40. Partsbin’s policy was to recognize revenue based on their shipping terms, F.O.B. destination point, which passes title and risk of loss to the customer once received by the customer, while the U.S. Auto Parts policy is to recognize revenue according to F.O.B shipping point terms. Upon completion of the acquisition, the shipping terms and revenue recognition polices were conformed to be consistent with the Company’s accounting policies and shipping terms. Accordingly, the consolidated Company now operates under F.O.B. shipping point terms. The Company agrees that pro forma adjustments are appropriate and have included such adjustments on pages 35 and 37.

Recent Sale of Unregistered Securities, II-2

47. Please revise to provide more details in support of the exemptions from registration you relied upon in these transactions. See Item 701(d) of Regulation S-B.

Response: The Company has revised the disclosure in the Registration Statement accordance with the Staff’s comments.

Exhibit Index

48. Please advise or revise your amended registration statement to include a letter from your former independent accountant related to the recent change of accountants. See Item 304 and 601(b)(16) of Regulation S-K. We refer you to page 36.

Response: The Company has included a letter from its former independent accountant as Exhibit 16.1 to the Amendment.

*****

Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,

/s/ J.R. KANG

J.R. Kang